EXHIBIT 99.1

Precision Drilling Corporation Announces Filing of Management Information Circular, Virtual-Only Annual and Special Meeting of Shareholders, and 2023 ESG Performance Data

CALGARY, Alberta, April 03, 2024 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (Precision or the Company) (TSX:PD; NYSE:PDS) announces today the filing of its Management Information Circular (the Circular) issued in connection with the 2024 Annual and Special Meeting of Shareholders (the Annual Meeting). A copy of the Circular can be downloaded from the Company’s SEDAR+ profile at www.sedarplus.ca and the Company’s EDGAR profile at www.sec.gov. The Circular is also available on Precision’s website at www.precisiondrilling.com.

Precision’s Annual Meeting will be held on Thursday, May 16, 2024 at 10:00 a.m. (Mountain Time) for holders of its common shares (Shareholders). The Annual Meeting will be held in a virtual-only meeting format. The virtual-only meeting format will provide all Shareholders an equal opportunity to participate in the Annual Meeting regardless of their geographic location. Please see below and the Circular for details and instructions on participating and voting at the Annual Meeting.

The Annual Meeting can be accessed by logging in online at https://meetnow.global/M2YFHPG. As detailed in the Circular, registered Shareholders are entitled to participate in the Annual Meeting if they held their common shares as of the close of business on March 27, 2024, the record date. Non-registered (beneficial) Shareholders who wish to vote at the Annual Meeting will be required to appoint themselves as proxyholder in advance of the Annual Meeting by writing their own name in the space provided on the voting instruction form provided by their intermediary, generally being a bank, trust company, securities broker, trustee or other institution. Registered Shareholders and duly appointed proxyholders who participate in the Annual Meeting online will be able to listen to the Annual Meeting, ask questions and vote, all in real time, provided that they are connected to the internet. Guests can listen to the Annual Meeting but will not be able to communicate or vote. In all cases, Shareholders must follow the instructions set out in their applicable proxy or voting instruction forms. If you have questions regarding your ability to participate or vote at the Annual Meeting, please contact Computershare at 1-800-564-6253.

Precision has released its 2023 Environmental, Social, and Governance (ESG) performance data, which aligns with the Sustainability Accounting Standards Board (SASB), Task Force on Climate-related Financial Disclosures (TCFD), and Global Reporting Initiative (GRI) frameworks. As a reminder, we consistently provide updates on our extensive ESG initiatives on the Company's website. For more information, please visit our interactive webpage at www.precisiondrilling.com/esg.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Additional Information

For more information about Precision, please visit our website at www.precisiondrilling.com or contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com